UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008

Commission File Number: 0-24342

REG TECHNOLOGIES INC.
(Translation of registrant's name into English)

240-11780 Hammersmith Way, Richmond, BC V7E 5E9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	News Release March 3, 2008 - Radmax

99.2	Material Change Report March 7, 2008 - Radmax News Release

99.3	Financial Statements for the nine months ended January 31, 2008

99.4	Management Discussion and Analysis for the nine months ended January 31, 2008

99.5	CEO Certification of Interim Filing - Interim Financial Statements for the nine months ended January 31, 2008

99.6	CFO Certification of Interim Filing - Interim Financial Statements for the nine months ended January 31, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REG TECHNOLOGIES INC.
(Registrant)

Date: April 10, 2008	By:	/s/ JOHN ROBERTSON

John Robertson
	Title:	President